Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company

Cameco Corporation (“Cameco”)

2121 – 11th Street West

Saskatoon, Saskatchewan S7M 1J3

Item 2 – Date of Material Change

January 30, 2014

Item 3 – News Release

The news release relating to the material change described in this report was issued by Cameco via Marketwire on Friday, January 31, 2014. A copy of the news release has been filed on SEDAR and is available at www.sedar.com.

Item 4 – Summary of Material Change

On January 30, 2014, Cameco and Cameco Bruce Holdings Inc. (“CBHI”) and Cameco Bruce Holdings II Inc. (“CBHII”), wholly-owned subsidiaries of Cameco, (collectively, and together with Cameco, the “Vendors”) entered into a purchase and sale agreement (the “Agreement”) to sell their aggregate 31.6% limited partnership interest in Bruce Power L.P. (“Bruce Power”) and 333 1⁄3 common shares in the capital of Bruce Power Inc. (“BPI”) to BPC Generation Infrastructure Trust (“Borealis”), one of the limited partners in Bruce Power and one of the shareholders in BPI. Bruce Power operates four of the eight reactors at the world’s largest nuclear generating facility in Tiverton, Ontario. A copy of the Agreement is available on SEDAR at www.sedar.com.

The aggregate purchase price for the Vendors’ interests in Bruce Power and certain related entities is $450 million in cash. The effective date for the sale is December 31, 2013. The sale of the limited partnership interests is subject to exercise or waiver of the right of first offer held by the other three limited partners in Bruce Power, TransCanada Energy Investments Ltd. (a wholly-owned subsidiary of TransCanada PipeLines Limited), the Power Workers’ Union Trust No. 1 and The Society of Energy Professionals Trust, and receipt of certain regulatory approvals.

Item 5 – Full Description of Material Change

On January 30, 2014, the Vendors entered into the Agreement to sell the aggregate 31.6% limited partnership interest in Bruce Power held by CBHI and CBHII and 333 1⁄3 common shares in the capital of BPI held by Cameco (collectively, the “Purchased Interests”) to Borealis, one of the limited partners in Bruce Power and one of the shareholders in BPI. Bruce Power operates four of the eight reactors at the world’s largest nuclear generating facility in Tiverton, Ontario. A copy of the Agreement is available on SEDAR at www.sedar.com.

Upon the closing, the purchase and sale of the Purchased Interests will be effective as of December 31, 2013.

Purchase Price

The purchase price payable at closing for the Purchased Interests and interests in certain related entities is $450,000,000 in cash. Any distributions received (or cash calls paid) by CBHI and/or CBHII in 2014 will reduce (increase) the purchase price payable to CBHI and CBHII for their limited partnership interests in Bruce Power.

Right of First Offer

The sale of the limited partnership interests to Borealis is subject to exercise or waiver of the right of first offer held by the other three limited partners in Bruce Power, TransCanada Energy Investments Ltd., the Power Workers’ Union Trust No. 1 and The Society of Energy Professionals Trust, each of which is entitled to purchase its proportionate portion of the aggregate 31.6% limited partnership interest being sold by CBHI and CBHII.

Closing Conditions

The closing of the sale of the Purchased Interests to Borealis is subject to the satisfaction of certain closing conditions, including the condition that approvals of the transaction under the United States Federal Power Act and the Competition Act (Canada) have been obtained. The closing is also conditional on certain third party approvals, including that Ontario Power Generation Inc. and certain of its subsidiaries (“OPG”) must be satisfied with the assumption or replacement by OMERS Administration Corporation of Cameco’s guarantee and security obligations under the lease agreement between Bruce Power and OPG for the Bruce nuclear power generation facilities and Cameco’s related separate guarantee. The closing is also conditioned on the satisfaction of the conditions to transfer of limited partnership interests of Bruce Power and common shares of BPI contained in the limited partnership agreement for Bruce Power and the shareholder agreement for BPI.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 – Omitted Information

Not applicable.

Item 8 – Executive Officer

Gary M. S. Chad

Senior Vice-President, Chief Legal Officer and Corporate Secretary

Cameco Corporation

(306) 956-6303

Item 9 – Date of Report

February 7, 2014

Caution Regarding Forward-Looking Information and Statements

Certain information in Item 4 and 5 of this Material Change Report constitutes “forward-looking information” or “forward-looking statements” within the meaning of Canadian and U.S. securities laws, including the closing of the transaction and the effective date of the sale. Please refer to Cameco’s January 31, 2014 news release under the heading “Caution Regarding Forward-Looking Information and Statements” for a description of the material assumptions which this forward-looking information is based on and the material risks that could cause actual results to differ materially from the forward-looking information. Cameco has provided this forward-looking information to help you understand management’s view regarding this sale, and it may not be appropriate for other purposes. Cameco does not undertake any obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise, except as legally required.